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UF 3-17-04

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COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34041

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wafra Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
345 PArk Avenue, 41st Floor
(No. and Street)

New York	New York	10154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeanine MAcFadyen (212) 759-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 03 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, . Anthony G. Barbuto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wafra Securities Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA J. CLARKE
Notary Public, State of New York
No. 01-CL6000425
Qualified in New York County
Commission Expires Dec. 15, 2001

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wafra Securities Inc.

Statement of Financial Condition
December 31, 2003

Wafra Securities, Inc.
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Wafra Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wafra Securities, Inc. (a wholly owned subsidiary of Wafra Investment Advisory Group, Inc.) (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2004

Wafra Securities, Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 237,621
Prepaid expenses	12,203
Receivable from clearing broker	6,020
Total assets	$ 255,844
Liabilities and Stockholder's Equity	
Liabilities	
Due to affiliate	$ 10,282
Accrued expenses and other liabilities	24,030
Total liabilities	34,312
Stockholder's equity	
Common stock - $.01 par value; authorized 20,000 shares, issued and outstanding 1,000 shares	10
Additional paid-in capital	117,475
Retained earnings	104,047
Total stockholder's equity	221,532
Total liabilities and stockholder's equity	$ 255,844

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business Activity

Wafra Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated in the State of New York. The Company is a wholly-owned subsidiary of Wafra Investment Advisory Group, Inc. ("Advisory"). The Company acts as an introducing broker whose only business activity is to provide broker-dealer services to Advisory's clients and other related entities. A majority of the commissions generated are from clients located in the State of Kuwait.

2. Summary of Significant Accounting Policies

The Company considers all highly liquid, short-term investments with a maturity of 90 days or less when acquired to be cash equivalents. Cash and cash equivalents consist primarily of cash and investments in the Bank of New York Cash Reserves Fund, which are maintained at one bank.

The Company and Advisory file consolidated federal, state and local income tax returns. Although no formal tax-sharing agreement exists, Advisory has agreed with the Company that the Company's income tax provision is to be computed as if the Company filed separate Federal, state and local income tax returns. Any resulting current liability for income taxes is payable to Advisory and any income tax benefit for losses is receivable from Advisory.

All expenses are recorded on the accrual basis. Commissions and interest income is accrued as earned.

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

3. Receivable from Clearing Broker

The Company has an agreement with BNY Clearing Services LLC. ("BNY") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform related record-keeping functions. The agreement can be canceled by either party upon 90 days' written notice. The agreement states that the Company will assume its customer's obligations should a customer of the Company default on its obligations relating to securities trades executed by BNY. BNY controls customers' credit risk by requiring that they maintain margin collateral in compliance with various regulatory and internal guidelines. At December 31, 2003, the Company has recorded no liabilities with regard to these guarantees. During 2003, the Company made no payments to BNY related to these guarantees. As the right to charge the Company has no maximum amount and applies to all of its customer trades that are executed through BNY, the Company believes there is no maximum amount assignable to this right.

At December 31, 2003, the receivable from clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers.

4. Related Party Transactions

The Company has entered into a service agreement with Advisory whereby the Company pays a management fee to Advisory for utilizing the services of its employees. This fee is to be agreed upon each year by both parties. For the year ended December 31, 2003, this fee amounted to $25,000. The balance due to affiliate consists primarily of management fees of $2,083 and the provisions for income taxes of $8,199.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had net capital of $205,329, which exceeded its requirement of $50,000 by $155,329. The ratio of aggregate indebtedness to net capital was .17 to 1.

6. Income Taxes

The Company is included in the consolidated Federal, state and local income or franchise tax returns filed by Advisory. The provision for income taxes is determined as if the Company filed separate income or franchise tax returns. The effective federal tax rate for 2002 differs from the statutory rate due to state and local income taxes. There are no significant temporary differences, and therefore deferred income taxes are not provided.

7. Off-Balance Sheet Risk

In the normal course of business the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

Tot the Board of Directors and
Stockholder of Wafra Securities, Inc.

In planning and performing our audit of the financial statements of Wafra Securities, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and.

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess

PRICEWATERHOUSECOOPERS

whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the America Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2004